EXHIBIT 4.1

NATIONAL GRID USA COMPANIES’
DEFERRED COMPENSATION PLAN II
(Section 409A Plan – Post-2004 Deferrals)

Amended:	December 31, 2008

Effective as of:	January 1, 2005

i

2.27	Specified Employee	5

2.28	Unforeseeable Emergency	5

III. ADMINISTRATION 5

3.01	Benefits Administrator	5

3.02	Minors, Etc	5

3.03	Proof	6

3.04	Denied Claims	6

3.05	Liability for Acts	7

3.06	Indemnity and Insurance	7

3.07	Participant List	7

IV. OPERATION OF THE PLAN 8

4.01	Deferral Election	8

4.02	Deemed Investments	8

4.03	Participant’s Account	8

4.04	Reallocation of Accounts	8

4.05	Payment of Balances	9

4.06	No Segregation of Assets	12

4.07	Failure of Payments	12

4.08	USERRA	13

V. AMENDMENT OR TERMINATION 13

5.01	Right to Amend or Terminate	13

VI. GENERAL PROVISIONS 13

6.01	Nonalienation of Benefits	13

6.02	No Implied Rights; No Third Party Beneficiaries	13

6.03	Government Regulations	13

6.04	Effectuation of Interest	14

6.05	Copy of Plan	14

6.06	Headings	14

6.07	Gender and Number	14

6.08	Separability	14

ii

6.09	Certain Pre-2008 Deferrals	14

6.10	Governing Law	14

6.11	Effective Date	14

iii

NATIONAL GRID USA COMPANIES’
DEFERRED COMPENSATION PLAN II
I.	PURPOSE
          The purpose of the National Grid USA Companies’ Deferred Compensation Plan II (the “Plan”) is to enable executives to better plan the timing of their receipt of income by deferring compensation in accordance with Federal tax statutes. The Plan is effective for the deferral of compensation that would have otherwise be payable on and after January 1, 2005 in the absence of the deferral election. Deferrals of compensation that would have otherwise been payable prior to January 1, 2005 are covered by the National Grid USA Companies’ Deferred Compensation Plan (Grandfathered Plan – Pre-2005 Deferrals). The Plan is intended to comply with the requirements of Section 409A; however, no assurance is given to any Participant that the Plan does in fact comply with Section 409A.
II.	DEFINITIONS
          2.01      ADR means American Depositary Receipt (or American Depositary Share) of National Grid plc, or its successor, as traded on the New York Stock Exchange. The value of one ADR is the closing price as reported in the Wall Street Journal on the date of determination.
          2.02      Annual Bonus Award means the annual cash bonus award payable under the National Grid Annual Bonus Plan, as amended from time to time, or a successor plan designated by the Board.
          2.03      Annual Incentive Share Award means the Annual Incentive Share Award under the National Grid USA Companies’ Incentive Share Plan (“Incentive Share Plan”)1, as amended from time to time.
          2.04      Beneficiary any person designated in writing by a Participant (which designation may be changed from time to time) to receive benefits under the Plan payable upon the death of the Participant. Unless otherwise designated, the Beneficiary will be the Participant’s legal spouse (which status is deemed to end upon the earlier of the issuance of a court approved separation agreement or divorce). If there is no designated Beneficiary or spouse alive when the Participant dies, the benefit shall be paid to the estate of the Participant. Beneficiary designations must be made in accordance with any administrative rules or requirements of the Benefits Administrator with respect to such designations.
          2.05      Benefits Administrator means the highest level US based Band A officer or UK based Band A officer of National Grid responsible for Human Resource operations (or his/her designee or designees), provided that the Remuneration Committee of the Board may at any time appoint itself or one or more alternative or additional person(s) to serve in such capacity in which case such person(s) will be the “Benefits Administrator” for so long as the appointment is in effect.
          2.06      Benefits Appeal Committee means the Benefits Appeal Committee established in accordance with the Qualified Plan.
          2.07      Board means the Board of Directors of National Grid plc or its successor.
          2.08      Cash Bonus means the total compensation awarded a Participant under the Incentive Compensation Plan2, as amended from time to time.
          2.09                Compensation means (unless the Benefits Administrator determines otherwise):
          (a)          a Participant’s base pay (whether paid weekly, bi-weekly or monthly),
          (b)          a Participant’s Incentive Compensation, and
          (c)          any other bonuses a Participant is eligible to receive that are specifically designated by the Benefits Administrator as eligible for deferral under the terms of the Plan at the time of a Participant’s deferral election.
          2.10      Deemed Investments means the proxy funds (or other proxy investment benchmarks), established in accordance with Section 4.02, by which a Participant’s Account will be adjusted and valued from time to time.
          2.11      Deferred Compensation means the Compensation of a Participant deferred in accordance with the terms of the Plan, including Compensation deferred by a Participant pursuant to Schedules A, B or C.
          2.12      Disability means a Participant is determined to be totally disabled by the Social Security Administration.

1          The Incentive Share Plan has not been operated since March 31, 2007 and there are no outstanding awards thereunder.

          2.13      Election Period means the period during which a Participant may elect to defer Compensation to be earned in the future, as determined by the Benefits Administrator. Any deferral election made during an Election Period shall become irrevocable at the end of the Election Period. Except for newly eligible Participants as described below, the last day of the Election Period in respect of any item of Compensation earned in respect of services performed during a calendar year (the “service year”) shall in no event be later than: (a) the date that is six (6) months before the end of the performance period, in the case of any such Compensation constituting “performance-based compensation” (as defined in Section 1.409A-1(e) of the Treasury Regulations); provided, that this clause (a) shall apply only to a Participant who has performed services continuously from the date the performance criteria are established (or from the beginning of the performance period, if later) through the date of the deferral election; and (b) in every other case, December 31 (or the last business day) of the calendar year preceding the service year. Notwithstanding the foregoing, in the case of an individual who first becomes eligible to participate in the Plan (and who is not and has not previously been, except as permitted under Section 1.409A-2(a)(7) of the Treasury Regulations, eligible to participate in the Plan or in any other deferral arrangement required to be aggregated with the Plan for purposes of Section 409A), the Benefits Administrator may establish, consistent with Section 1.409A-2(a)(7) of the Treasury Regulations, a mid-year Election Period that ends not later than thirty (30) days after the date of such initial eligibility.
          2.14      Employer is the National Grid USA subsidiary which pays the Compensation to the Participant.
          2.15      Executive Committee means the executive committee of the National Grid USA Board provided that the Board or the Remuneration Committee of the Board may from time to time designate an alternative committee consisting of one or more persons to serve as the “Executive Committee” for purposes of the Plan.
          2.16      Incentive Compensation means the total cash compensation awarded a Participant under National Grid USA Companies’ Incentive Compensation Plan3, as amended from time to time (“Incentive Compensation Plan”), the Annual Bonus Award awarded a Participant, the total number of ADRs awarded a Participant under the

2          The Incentive Compensation Plan has not been operated since March 31, 2008 and there are no outstanding awards thereunder.
3          See note 2.

Incentive Share Plan4, and any other incentive compensation designated by the Benefits Administrator as eligible for deferral at the time of a Participant’s deferral election.
          2.17      Investment Officer means the National Grid USA Chief Financial Officer, or his/her designee, provided that the Remuneration Committee of the Board may at any time appoint one or more alternative or additional person(s) to serve in such capacity in which case such person(s) will be the “Investment Officer” for so long as the appointment is in effect.
          2.18      National Grid USA Board means the board of directors of National Grid USA and, in the absence of such board for any reason, means the Board.
          2.19      Participant means any employee of National Grid USA or any National Grid USA subsidiary company who is provided a deferral election opportunity against all or a portion of his or her Compensation by the Benefits Administrator, and who effectively elects to defer all or a portion of such eligible Compensation pursuant to and in accordance with the parameters set forth by the Benefits Administrator.
          2.20      Participant’s Account or Account means the Deemed Investments established and accounted for on behalf of a Participant pursuant to Section 4.03.
          2.21      Plan means the National Grid USA Companies’ Deferred Compensation Plan II (Section 409A Plan – Post-2004 Deferrals), as amended from time to time.
          2.22      Plan Year means the calendar year.
          2.23      Qualified Plan means the National Grid USA Companies’ Final Average Pay Pension Plan.
          2.24      Schedules (A, B and/or C) mean the Schedules A, B and C to this Plan, which schedules set forth the parameters for the deferral of Compensation by Plan Participants that would have otherwise been payable during the period January 1, 2005 through December 31, 2008, which Schedules are incorporated into the Plan.
          2.25      Section 409A means Section 409A of the Internal Revenue Code, as amended from time to time, including regulations and official guidance issued pursuant thereto.
          2.26      Separation from Service means a “separation from service” (as that term is defined at Section 1.409A-1(h) of the Treasury Regulations) from the Employer and from all other corporations and trades or

[4] See note 1.

businesses, if any, that would be treated as a single “service recipient” with the Employer under Section 1.409A-1(h)(3) of the Treasury Regulations. The Benefits Administrator may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(h) of the Treasury Regulations for purposes of determining whether a “separation from service” has occurred. Any such written election shall be deemed part of the Plan.
          2.27      Specified Employee means an individual determined by National Grid to be a “specified employee” as defined in subsection (a)(2)(B)(i) of Section 409A. For purposes of determining “specified employee” status, except as National Grid may otherwise determine consistent with the requirements of Section 409A, the measurement period shall be April 1 through March 31. The Benefits Administrator may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(i) of the Treasury Regulations for purposes of determining “specified employee” status. Any such written election shall be deemed part of the Plan.
          2.28      Unforeseeable Emergency means an “unforeseeable emergency” as defined in Section 1.409A-3(i)(3)(i) of the Treasury Regulations, as determined in any case by the Benefits Administrator (or the Executive Committee, in the case of determination affecting the Benefits Administrator personally).
III.	ADMINISTRATION
          3.01      Benefits Administrator. The Plan shall be administered by the Benefits Administrator, who shall have full discretionary power to administer the Plan in all of its details, provided however, determinations affecting the Benefits Administrator, individually, shall be made by the Executive Committee. Any interpretations of the Plan or other determinations with respect to the Plan by the Benefits Administrator, the Executive Committee and the Benefits Appeal Committee, as applicable, shall be binding and conclusive on all persons in the absence of clear and convincing evidence that the Benefits Administrator, the Executive Committee or the Benefits Appeal Committee, as applicable, acted arbitrarily and capriciously.
          3.02      Minors, Etc. If a minor, person declared incompetent, or person incapable of handling the disposition of his/her property is entitled to receive a benefit, make an application, or make an election hereunder, the Benefits Administrator may direct that such benefits be paid to, or such application or election be made by, the guardian, legal representative, or person having the care and custody of such minor, incompetent, or incapable person. Any payment made, application allowed, or election implemented in accordance with this Section shall completely discharge the Plan, the Benefits Administrator, the Benefits Appeal Committee, the Employers, the Executive Committee, the Board, the National Grid USA Board, National Grid plc, and/or National Grid USA and any predecessor thereof or successor thereto from all liability with respect thereto.
          3.03      Proof. The Benefits Administrator may require proof of the death, Disability, Unforeseeable Emergency, incompetence, minority, or incapacity of any Participant or Beneficiary, and of the right of a person to receive any benefit or make any application or election.
          3.04      Denied Claims.
          (a)      If any person believes she or he is being denied any rights or benefits relating to participation, eligibility, the amount of benefits, or any other provisions of the Plan, such person may file a claim in writing with the Benefits Administrator. Said claim shall be reviewed within 90 days (or within 180 days if special circumstances require an extension of time for processing the claim, and provided written notice of such extension and circumstances are sent within the initial 90-day period). If the claim is denied, the Benefits Administrator shall:
(i)	notify the claimant within a reasonable time of such denial, setting forth the specific reasons therefor; and

(ii)	afford the claimant a reasonable opportunity for a full and fair review by the Benefits Appeal Committee of the decision denying the claim.
          (b)      The notice of such denial shall set forth, in addition to the specific reasons for the denial, the following:
(i)	identification of pertinent provisions of the Plan;

(ii)	such additional information as may be relevant to denial of the claim;

(iii)	an explanation of the claims review procedure; and

(iv)	advice that the claimant may request an opportunity to review pertinent plan documents and submit a statement of issues and comments.
          (c)      Within 60 days following advice of denial of a claim, upon request made by the claimant for a review of such denial, the Benefits Appeal Committee shall take appropriate steps to review the Benefit Administrator’s decision in light of any further information or comments submitted by the claimant. The Benefits

Appeal Committee may hold a hearing at which the claimant may present in writing the basis of his or her claim for review.
          (d)      The Benefits Appeal Committee shall render a decision within 60 days (or within 120 days if special circumstances require an extension of time for processing the claim, and provided written notice of such extension and circumstances are sent within the initial 60-day period) after the claimant’s request for review and shall advise the claimant in writing of its decision, specifying its reasons and identifying the appropriate provisions of the Plan. The decision of the Benefits Appeal Committee shall be final and conclusive upon the Participant, the Benefits Administrator and all other interested parties.
          (e)      Any interpretation of this Plan or other determination with respect to the Plan by the Benefits Administrator and/or the Benefits Appeal Committee will be final and conclusive on all persons in the absence of clear and convincing evidence that the Benefits Administrator and/or the Benefits Appeal Committee acted arbitrarily and capriciously.
          3.05      Liability for Acts. No member or officer of the Board, National Grid USA Board, or the Benefits Appeal Committee or their designated representatives, nor the Benefits Administrator, the Executive Committee, nor any Employer or its employees shall be liable for any error of omission or commission unless such error results from its, his or her own gross negligence, willful misconduct, or lack of good faith; nor shall any such party be liable for any act of gross negligence, willful misconduct, or lack of good faith of any other such party.
          3.06      Indemnity and Insurance. The Benefits Administrator, the Executive Committee, the Investment Committee and any employee who assisted the Benefits Administrator, the Benefits Appeal Committee or an Employer in administrating the Plan; and, the members and officers of the Benefits Appeal Committee, the Board, and the National Grid USA Board shall be insured and indemnified by the Employers, jointly and severally, against any and all liabilities, damages, costs and expenses (including attorney’s fees) occasioned by any act or omission to act in connection with the Plan, if such acts or omissions to act are in good faith.
          3.07      Participant List. The Benefits Administrator shall be responsible for maintaining a reasonably up-to-date list of the Participants.

IV. OPERATION OF THE PLAN
          4.01      Deferral Election.
          (a)      Amounts, Form and Manner of Election. A Participant may elect to defer all or a portion of Compensation in the amounts, form and manner established and communicated by the Benefits Administrator, in each case consistent with the objective that the deferral satisfy the applicable requirements of Section 409A.
          (b)      Time of Election. Each deferral election shall be made during the applicable Election Period. No item of Compensation shall be deferred under the Plan unless the Participant makes a valid and timely election during the Election Period with respect to that item of Compensation.
          4.02      Deemed Investments. From time to time, the Investment Committee shall establish a selection of Deemed Investments. A Participant’s Account will be deemed invested (i.e., will be notionally or hypothetically invested) in those funds (or other investment benchmarks) made available by the Investment Committee. Said Deemed Investments will be used to adjust the balance of each Participant’s Account. The available Deemed Investments may be changed from time to time by the Investment Committee.
          In the manner and at the times determined by the Benefits Administrator, each Participant’s Account will be adjusted (up or down depending upon the performance of the Deemed Investment) to reflect the performance of the Participant’s Deemed Investments.
          4.03      Participants Account. Deferrals shall initially be allocated to the Deemed Investment selected by the Participant at the time he/she makes an election for the related deferral and shall be placed in the Participant’s Account on the date the cash or ADRs would otherwise have been paid or awarded the Participant. Upon each declaration of cash dividends, if any, if the Participant has ADRs as part of his/her Deemed Investments, the Participant’s Account shall be credited with dividends in an amount equal to the number of ADRs held as of the ex-dividend date times the amount of such declared dividend. The total dividend paid will be credited in ADRs on the dividend paid date by dividing the total dividend paid by the closing price of ADRs on the paid date.
          The Participant may reallocate among funds in accordance with Section 4.04 below.
          4.04      Reallocation of Accounts. A Participant may reallocate his/her Account once a quarter among the then available Deemed Investments (or on such greater frequency as is made available by the Benefits Administrator based upon the availability of pricing data and general recordkeeping capabilities at the time). The Investment Officer may, in his/her sole discretion, at any time, alter, amend, or terminate such reallocation rights.
          If any Deemed Investment is eliminated, any affected Participant will be afforded an opportunity to elect another Deemed Investment(s) for the related values in his/her Participant Account. If no election has been received at the time of such elimination, the value in the Participant’s Account shall be allocated to the Deemed Investment having the greatest security as to principal.
          4.05      Payment of Balances.
          (a)         Deferral Elections/Re-Deferrals.
(i)
At the time of electing to defer Compensation, in accordance with this subsection 4.01(a), the Participant shall elect, from among alternatives (which shall satisfy the requirements of Section 409A) specified by the Benefits Administrator, the time(s) or event(s) upon which, and if applicable the schedule(s) on which, he or she will receive the deferred payment(s). Once established pursuant to the immediately preceding sentence, the payment terms for any items of deferred Compensation may not be altered except as permitted by Section 409A and as hereinafter provided.

(ii)
A Participant who has effectively specified payout terms for deferred Compensation hereunder may subsequently and irrevocably (except for a later re-deferral hereunder) specify other payout terms (the “re-election”), subject to the following limitations:

(A)
in the case of a change to a specified payment date or schedule, the re-election must occur no fewer than 12 months prior to the initially elected scheduled payment date (or, in the case of installments treated as a single payment for purposes of Section 409A, from the date the installments would otherwise have commenced);

(B)	the re-election must not become effective sooner than 12 months following the re-election date; and

(C)	except in the case of a payment on account of Death, Disability or Unforeseeable Emergency, the re-election must provide for additional deferral for a period of not less than five years from the date the payment would otherwise have been paid (or, in the case of installments treated as a single payment for purposes of Section 409A, from the date the installments would otherwise have commenced);

(D)	The re-election may not accelerate the payment of distributions under any circumstances.
          The foregoing rules are subject in their entirety to, and shall be construed in accordance with, the provisions of Section 1.409A-2(b) of the Treasury Regulations. The re-election process and terms will otherwise be as established by the Benefits Administrator, subject to Section 409A. Further, these re-election parameters shall apply to any Compensation that is effectively covered by the Plan pursuant to an election process established by the Benefits Administrator, which Compensation already has an effective initial Section 409A deferral date already established at the time it becomes covered by the Plan (such as a bonus program that already includes, by design, a Section 409A initial deferral date).
          (b)      Payments Upon Death. Upon the death of the Participant, any outstanding deferrals of the Participant not yet in payment status (more specifically, the applicable fixed date or Separation from Service payment triggering date/event has not occurred prior to the date of death) under the Plan will be paid to the Participant’s Beneficiary(ies) in three annual installments. The initial installment will be paid within sixty (60) days following the Participant’s death, the second within sixty (60) days of the first anniversary of the Participant’s Death, and the third within sixty (60) days of the second anniversary of the Participant’s Death.
          (c)      Payments Upon Disability. Upon the occurrence of a Disability, any outstanding deferrals of the Participant not yet in payment status (more specifically, the applicable fixed date or Separation from Service payment triggering date/event has not occurred prior to the Disability determination date) under the Plan will be paid to the Participant in three annual installments, the first of which shall be paid within sixty (60) days of the Participant’s Disability, the second within sixty (60) days of the first anniversary of such Disability, and the third within sixty (60) days of the second anniversary of such Disability.
          (d)      Payments Upon an Unforeseeable Emergency. Upon the occurrence of an Unforeseeable Emergency, a Participant may request an acceleration of all or a portion of his or her outstanding deferrals under the

Plan, subject to the applicable limitations set forth under Section 409A. The Benefits Administrator (or, in the case of a determination affecting the Benefits Administrator personally, the Executive Committee) shall have full discretion whether to grant such requested accelerations, subject to the applicable limitations under Section 1.409A-3(i)(3) of the Treasury Regulations.
          (e)      Domestic Relations Orders. All or a portion a Participant’s Deferred Compensation will be paid to the party or parties, other than the Participant, as assigned pursuant to the terms of a valid domestic relations order (as defined in Section 414(p)(1)(b) of the Internal Revenue Code), notwithstanding the Participant’s outstanding applicable deferral elections.
          (f)      Plan Termination, etc. Notwithstanding the otherwise applicable provisions of the Plan, the Board or the National Grid USA Board may provide for acceleration of payments in the circumstances described in Section 1.409A-3(j)(4)(ix) of the Treasury Regulations (pertaining to liquidations, plan terminations, etc.) to the extent permitted by said Section 1.409A-3(j)(4)(ix). Any such determination by the Board or the National Grid USA Board shall be in writing and shall form a part of the Plan to the extent required by Section 1.409A-3(j)(4) of the Treasury Regulations.
          (g)      Small Balance Cash Outs. At any time following a Participant’s Separation From Service, the Benefits Administrator may direct, in writing and in his or her sole discretion, the lump sum cash out of Participant’s entire Deferred Compensation balance provided: (1) the lump sum cash out includes the Participants entire outstanding Deferred Compensation under the Plan and all other plans required to be aggregated with those plans under Section 409A; and (2), the Participant’s total outstanding balances under the foregoing plans does not exceed the applicable dollar amount under Section 402(g)(1)(B) of the Internal Revenue Code at the time of cash out.
          (h)      Other Special Circumstances – Accelerations and/or Delays in Scheduled Payments. The Benefits Administrator may modify the time or schedule of payments under the Plan under other specified circumstances described in Section 1.409A-3(j)(4) of the Treasury Regulations (e.g., certain conflicts of interest, compliance with ethics laws, etc.), but only to the extent therein provided. Further, the Benefits Administrator may authorize a delay in a scheduled payment under the Plan under specific circumstances permitted under Section 409A, subject to the applicable provisions of Section 409A, such as under circumstances where the delay would result in a deduction under Section 162(m) of the Internal Revenue Code not otherwise available and where necessary to comply with Federal securities law or other applicable law.
          (i)         Scheduled Payments. A scheduled payment shall normally be paid within 30 days of the scheduled payment date (or such other date specified under the Plan), but under no circumstances shall a scheduled payment be made later than the end of the calendar year in which the scheduled payment date falls, or if later, by the 15th day of the third calendar month following the scheduled payment date. Notwithstanding the foregoing, in the case of a Participant who at the relevant time is a Specified Employee, any payments by reason of a Separation from Service shall be made not earlier than six (6) months and one day following the Separation from Service (at which time, the Benefits Administrator shall cause to be paid to the Participant, in a single lump sum, the aggregate amount of any payments that would have been made during such six-month period but for this sentence). Under no circumstance shall a Participant or Beneficiary be permitted, directly or indirectly, to designate the taxable year of the payment under this paragraph. Except for payments limited by the six-month delay rule described above, the Benefits Administrator may direct that a scheduled payment be made up to 30 days before the designated payment date.
          (j)         Form of Payments. All distributions from the Plan shall be in cash, net of applicable tax withholdings and deductions (including, for the avoidance of doubt, any taxes under Section 409A).
          4.06      No Segregation of Assets. The rights of a Participant under the Plan shall be those of a general, unsecured creditor of the Employer. The Employer shall not be required to set aside or segregate any assets of any kind to meet any obligations under the Plan. All obligations of the Employer shall be reflected by bookkeeping entries only. The Participants shall have no rights under the Plan to any specific assets of the Employer (including any equity interests in the parent company or any securities reflective of Deemed Investments purchased by the Employer to reflect its obligation hereunder).
          4.07      Failure of Payments. Subject to any necessary regulatory approvals, if an Employer shall fail to make any payment to any Participant when due under the Plan, National Grid USA will make the payment. If National Grid USA fails to make the payment, National Grid plc will make the payment. If any Employer shall fail to make a payment due to inadvertence or a good faith delay to permit processing and shall immediately upon discovery of such failure or delay make such payment in full, the original failure to make the payment or payments shall not, for the purposes of this paragraph, be a failure to make a payment. If any Employer, in good faith, contests a claim by a Participant under the Plan, the failure to make the contested payment or payments shall not, for the purpose of this paragraph, be a failure to make a payment.
          4.08      USERRA. The Plan will be operated in a manner that is compliant with the requirements of the Uniformed Services Employment and Reemployment Rights Act of 1994, as amended.
V.	AMENDMENT OR TERMINATION
          5.01      Right to Amend or Terminate. The Board, the National Grid USA Board or the Remuneration Committee of the Board may amend or terminate the Plan at any time. No amendment or termination of the Plan shall be effective to the extent it reduces the amount credited to a Participant’s Account immediately prior to the amendment or termination, without the Participant’s prior written consent. Notwithstanding the foregoing, the Board, the National Grid USA Board or the Remuneration Committee of the Board may amend this Plan, as necessary or advisable, to maintain documentary compliance with Section 409A and the Benefits Administrator and the Benefits Appeal Committee shall have the power to administer and construe the terms of this Plan, as necessary or advisable, to maintain operational compliance with Section 409A.
VI.	GENERAL PROVISIONS
          6.01      Nonalienation of Benefits. A Participant shall not have the right to commute, sell, assign, transfer, or otherwise convey the right to receive any payments under the Plan, which payments and the right thereto shall be nonassignable and nontransferable, whether voluntarily or involuntarily except to the extent of a court ordered domestic relations adjustment as set forth in Section 4.05(e).
          6.02      No Implied Rights; No Third Party Beneficiaries. Neither the Plan nor the making of payments by an Employer shall be construed to create any obligation upon an Employer to continue the Plan, or to give any present or future employee any right to continued employment or continued participation in the Plan. The Plan shall not confer on any person other than National Grid and the Participants any rights or remedies thereunder.
          6.03      Government Regulations. It is intended that the Plan will comply with all applicable laws and governmental regulations, and neither an Employer nor National Grid (or their respective employees or affiliates)

shall be obligated to perform any obligation hereunder in any case where, in the opinion of the Employer’s counsel, such performance would result in violation of any law or regulation.
          6.04      Effectuation of Interest. In the event it should become impossible for National Grid, the Employers, the Executive Committee, the Benefits Administrator or the Benefits Appeal Committee to perform any act required by the Plan, National Grid, the Employers, the Executive Committee, the Benefits Administrator or the Benefits Appeal Committee may perform such other act as it in good faith determines will most nearly carry out the intent and purpose of the Plan.
          6.05      Copy of Plan. An executed copy of the Plan shall be available for inspection by a Participant or other persons entitled to benefits under the Plan at reasonable times, by reasonable advance request through the Benefits Administrator.
          6.06      Headings. The headings of articles and sections of the Plan are for convenience of reference only.
          6.07      Gender and Number. Unless the context requires otherwise, the singular shall include the plural; the masculine gender shall include the feminine; and such words as “herein”, “hereinafter”, “hereof”, and “hereunder” shall refer to this instrument as a whole and not merely to the subdivision in which such words appear.
          6.08      Separability. If any term or provision of the Plan, as presently in effect or as amended from time to time, or the application thereof to any payments or circumstances, shall to any extent be invalid or unenforceable, the remainder of the Plan and the application of such term or provision to payments or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each term or provision of the Plan shall be valid and enforced to the fullest extent permitted by law.
          6.09      Certain Pre-2008 Deferrals. Payment terms for deferrals under the Plan elected in an Election Period ending prior to January 1, 2008 (in accordance with the terms of those elections set forth in Schedules A, B and C, as relevant) shall be given effect to the extent consistent with Section 409A even if inconsistent with the generally applicable provisions of the Plan.
          6.10      Governing Law. Except as otherwise required by law, the Plan and all matters arising thereunder shall be governed by the laws of the Commonwealth of Massachusetts.
          6.11      Effective Date. This Plan is effective as of January 1, 2005.

          Dated: December 31, 2008
/s/ Tom King
Executive Director,
Electricity Distribution and Generation
/s/ Mike Westcott
Global HR Director